NOTICE AND LETTER OF TRANSMITTAL

To accompany certificate(s) formerly representing

Debentures

of

CUSAC GOLD MINES LTD.

Pursuant to the Acquisition by way of Statutory Plan of Arrangement Involving

Hawthorne Gold Corp.

and

0811381 B.C. Ltd.

and

Cusac Gold Mines Ltd.

Sirs and Mesdames:

You are receiving this Notice in connection with the acquisition by way of statutory plan of arrangement (the “Arrangement”) of all of the outstanding debentures (collectively the “Debentures” and individually, a “Debenture”) of Cusac Gold Mines Ltd. (“Cusac”), by Hawthorne Gold Corp. (“Hawthorne”), pursuant to an arrangement agreement dated effective December 18, 2007, as amended, among Hawthorne, 0811381 B.C. Ltd. and Cusac (the “Arrangement Agreement”).  The Debentures were issued by Cusac pursuant to a trust indenture dated May 31, 2006 between Cusac and Computershare Trust Company of Canada.  The Arrangement was approved by the Supreme Court of British Columbia on March 25, 2008.  Accompanying this Notice is a Letter of Transmittal.  The Letter of Transmittal may be used by you to exchange your present certificate representing your Debenture for common shares in Hawthorne on terms set out below.

As described in the Arrangement Agreement, each Debenture will be exchanged by the holder thereof, in consideration for which Hawthorne will cause to be issued, for each two dollars of principal and interest owed to the holder thereof at the Effective Time (as such term is defined in the Arrangement Agreement), one Hawthorne common share (the “Conversion Price”).  Upon payment of the Conversion Price by Hawthorne to you, your Debenture will be deemed repaid in full and you will have no further rights thereunder.

Please read carefully the explanatory notes on the reverse side of the Letter of Transmittal.  Holders of Debentures forwarding certificates to Comptershare Trust Company of Canada by mail are advised, for their own protection, to do so by Registered Mail.

DATED:  April 10, 2008

CUSAC GOLD MINES LTD.

Per:

(signed)  David Brett

David Brett

Chief Executive Officer

LETTER OF TRANSMITTAL

TO:

PACIFIC CORPORATE TRUST COMPANY

The undersigned hereby delivers to you the following debenture certificate(s) of Cusac Gold Mines Ltd. (“Cusac”), in exchange for common shares of Hawthorne Gold Corp Ltd. (“Hawthorne”) on terms more particularly set out below.

Certificate No.	Name in which Registered	Value of Debenture

(If space is insufficient, please attach list)

The above listed debenture certificate(s) are hereby surrendered in consideration for which Hawthorne will cause to be issued, for each two dollars of principal and interest owed to the holder thereof at the Effective Time (as such term is defined in the arrangement agreement dated effective December 18, 2007, as amended, among Hawthorne, 0811381 B.C. Ltd. and Cusac), one Hawthorne common share (the “Conversion Price”).  Upon payment of the Conversion Price by Hawthorne to you, your Debenture will be deemed repaid in full and you will have no further rights thereunder.

You are hereby authorized and directed to issue the new certificate(s) as follows:

PLEASE PRINT CLEARLY

(First Name or Company Name)		(Surname, if applicable)

(Number & Street)	(City, Province/State)	(Postal/Zip Code)

DATED: _____________________________, 20 ___.

      ____________________________________

      (Signature of Debentureholder*)

NOTE:  This Transmittal Letter, together with your debenture certificate(s), should be sent by REGISTERED MAIL to Computershare Trust Company of Canada, 510 Burrard Street, 3rd Floor, Vancouver, BC, V6C 3B9, and not to the business or registered office of Hawthorne or Cusac.

SEE EXPLANATORY NOTES ON THE REVERSE SIDE HEREOF.

EXPLANATORY NOTES

1.

CERTIFICATES WHICH MUST BE ENDORSED

If you request that certificates be registered in the name or names other than that shown on the face of the certificates surrendered, such certificates must be properly endorsed in the place provided on the back thereof, and the signature must be guaranteed by a Canadian chartered bank, or by a financial institution that is a member of the Medallion program.

2.

CERTIFICATE NOT TO BE ENDORSED

Certificates need not be endorsed if the new certificates are requested in the same name as that shown on the face of the certificate(s) surrendered.

3.

CHARGE FOR NEW CERTIFICATES

Each registered shareholder is entitled, without charge, to have issued to him/her, one certificate in the name of Hawthorne Gold Corp. for each certificate surrendered by him/her, whether or not the certificate is to be issued in the same name as that shown on the certificate surrendered; however, a fee of $5.00 must be remitted for each additional certificate required.

4.

FRACTIONS

No fractions will be issued.  All fractions of shares of one-half or greater will be rounded down to next nearest full share, and all other fractions will be cancelled.

5.

LOST CERTIFICATES

If a debenture certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare Trust Company of Canada, Attn: Client Services Dept., 510 Burrard Street, 3rd Floor, Vancouver, BC, V6C 3B9, together with a letter confirming the loss.  A representative of Computershare Trust Company of Canada will contact you in writing to advise of the replacement requirements.